EXHIBIT 99.1


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                               Share in the Future
                              of Community Banking

                              --------------------

                              Questions and Answers
                            About Our Stock Offering

                              --------------------

                             NITTANY FINANCIAL CORP.

                           a Proposed Holding Company
                                       for
                                  Nittany Bank
                                (In Organization)


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                                      Q & A
                                  INTRODUCTION

Nittany Financial Corp. (the "Company") was incorporated in December 1997 to acquire and hold all of the authorized capital stock to be issued and outstanding of Nittany Bank, a federal stock savings bank in organization (the "Bank").

The Company is seeking to raise approximately $5.0 to $6.0 million of capital by offering a minimum 500,000 shares and a maximum of 600,000 shares of common stock ("Common Stock") at $10.00 per share.

Some of the most frequently asked questions about the Company and the Offering are outlined below.

                    INFORMATION ABOUT NITTANY FINANCIAL CORP.

Q.       What is the background of the Company?

A. The Company was incorporated in December 1997 to acquire and hold all of the authorized capital stock to be issued and outstanding of Nittany Bank, a federal stock savings bank in organization (the "Bank"). The Company and the Bank have not yet conducted active business operations, and the authority to commence such operations is dependent upon, among other things, the receipt of various regulatory approvals and the sale of the minimum number of shares in the offering. The organizers and initial board of directors of the Company and the Bank are David Z. Richards Jr., Samuel J. Malizia, William A. Jaffe, D. Michael Taylor, and Donald J. Musso (the "Organizers"). The Organizers previously purchased for long-term investment $300,000 of Common Stock in a private placement to fund organizational, preoperating and offering expenses.

         The Company entered into a Branch Purchase and Deposit Assumption Agreement on March 24, 1998 (the "Branch Purchase Agreement") with First Commonwealth Bank, a state chartered commercial bank having its principal office in Indiana, Pennsylvania. Pursuant to the Agreement, the Company will assume the deposit liabilities and purchase certain assets of two offices located at 116 East College Avenue and 1276 North Atherton Street, State College, Pennsylvania. The principal business of the Bank will be to accept various types of transaction and savings deposits from the general public and to make mortgage, consumer, small business and other loans.


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                                  THE OFFERING

Q.       How will the net proceeds of the Offerings be used?

A. The net proceeds to the Company from the Offering are estimated to be between $5.0 million and $6.0 million from the sale of 500,000 to 600,000 shares of Common Stock.

         The Offering consists of a minimum 500,000 shares and a maximum of 600,000 shares of Common Stock at $10.00 per share. In the Offering, there is a minimum purchase requirement of 100 shares and a maximum purchase limitation of 30,000 shares per subscriber including all affiliates of such subscriber. The Offering will terminate on September 15, 1998, unless extended by the Organizers for an additional period ending November 30, 1998, without additional notice to subscribers.

         All of the proceeds of the Offering are expected to be invested by the Company in the Common Stock of the Bank. The Bank will use the proceeds from the sale of its Stock to the Company for (i) investment in mortgage, consumer, small business loans, and other loans, (ii) payment of operating expenses or (iii) working capital purposes. Until utilized for operations, investments or lending purposes, proceeds of this Offering will be invested in interest-bearing investments and securities.

Q. How many shares are being offered, and is there a minimum number of shares that must be subscribed for by investors in order for the Company to complete the Offering and receive proceeds?

A. The offering consists of a minimum of 500,000 shares and a maximum of 600,000 shares of common stock.

         A minimum of 500,000 shares must be subscribed for in order for the Offering to close and proceeds to be distributed to the Company. All subscriptions are irrevocable upon receipt by the Company.

                                     PRICING

Q. What is the Offering Price per share of the Common Stock in the Offering and how was the Offering Price determined?

A. The Offering Price per share is $10.00. The Offering Price of the Common Stock has been arbitrarily determined by the Organizers as the Company is a new enterprise. Accordingly, there can be no assurance that the shares of Common Stock can be resold at the Offering Price or any other amount.



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Q.       Must I pay a commission when buying the shares?

A. No brokerage commission or fee will be charged to subscribers for the purchase of Common Stock in the Offering. The Company is responsible for paying all of the expenses of the Offering.

                                    ORDERING

Q.       How do I pay for the Common Stock?

A. Subscribers must complete and submit to the Company the Stock Subscription Agreement. Subscribers should make payment in the amount of the aggregate purchase price, by check, bank draft or money order payable to "Roxborough-Manayunk Bank, Escrow Agent for Nittany Financial Corp." An executed Stock Subscription Agreement, once received by the Company, may not be modified, amended or rescinded. Subscriptions will be deemed accepted if notice of rejection is not mailed to the subscriber within ten business days of receipt of the subscription. Any payments collected from subscribers will be held in an interest-bearing escrow account. If certain conditions are not satisfied by the Company on or before September 15, 1998, (unless the Offering is extended to November 30, 1998), funds held in the escrow account, including any interest earned thereon, will be refunded promptly. Subscribers may not receive any interest on their subscription funds, if the Offering expenses are in excess of amounts to be covered by the proceeds of the Private Placement. However, if such funds are held by the Company in excess of 90 days, such funds will be returned to the subscriber with any interest earned thereon. Subscribers will not be entitled to any return of funds during the Offering Period. Failure to include the full subscription price with the subscription agreement will result in the subscription being returned to you by the Company.

Q.       What are the purchase limitations?

A. Each investor in the Offering is required to subscribe for a minimum of 100 shares. The maximum subscription for each investor in the Offering is 30,000 shares. The Company reserves the right to accept or reject, in whole or in part, any subscription in the Offering.

                                     TIMING

Q.       When is the Offering expected to conclude?

A. The Offering will terminate at 5:00 p.m., State College, Pennsylvania Time, on September 15, 1998, unless extended by the Company without further notice to the subscriber. The Company reserves the right to terminate the Offering at any time. However, if the Offering is not completed by November 30, 1998, subscribers will have the right to increase, decrease or rescind subscriptions for stock previously submitted. If an extension to the Offering is obtained, subscribers would be provided a supplemental


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         offering prospectus,  declared effective by the Securities and Exchange
         Commission,   and  an  opportunity  to  increase  (dependent  upon  the
         availability of shares), decrease or rescind their subscriptions. The Company will deliver an effective prospectus to all persons to whom the securities offered hereby are to be sold at least 48 hours prior to the acceptance or confirmation of sale to such persons or to send such a prospectus to such persons under circumstances that it would normally be received by them 48 hours prior to acceptance or confirmation of the sale.

         The Company will mail to all subscribers and other persons who have received a Prospectus written notice of any such determination to terminate the Offering at least seven days prior to such terminations. During this seven day period, the Company may continue to accept subscriptions for up to 600,000 shares. There will be only one closing.

Q.       When will I receive my stock certificate?

A. Stock Certificates for shares subscribed for and accepted by the Closing Date, are expected to be issued within 15 days after such date.

                                   AFTERMARKET

Q.       How is the Company's stock traded?

A. Prior to the Offering, there has been no public market for the Common Stock of the Company. Although there can be no assurance, the Company expects that, following the Offering, the Common Stock will be traded in the over-the-counter market ("OTC") through the OTC "Electronic Bulletin Board." There can be no assurance, however, that an active trading market will develop or, if developed,, will be sustained following the Offering.

Q.       Will dividends be paid on the Common Stock?

A. The Company is a legal entity separate and distinct from the Bank. Because the Company initially will engage in no business other than owning all of the outstanding shares of capital stock of the Bank, the Company's payment of dividends on the Common Stock will generally be funded only from dividends received by the Company from the Bank, which dividends are dependent on, among other things, the Bank's profitability. In addition, the payment of dividends may be made only if the Bank and the Company are in compliance with certain applicable regulatory requirements governing the payment of dividends by each of them. No assurance can be given that dividends on the Common Stock will ever be paid. The Company expects that earnings, if any, will be used initially for operating capital and the Company does not foresee payment of any dividends in the near future. The Common Stock should not be purchased by persons who need or desire dividend income from this investment.




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Q.       In the future, how can I purchase additional shares or sell shares?

A. Shares may be traded through any stockbroker. A commission may be charged for trades through a stockbroker.

                               FURTHER INFORMATION

Q.       How can I get additional information about the Offering?

A. You may obtain additional information about the Offering by contacting David Z. Richards at (412) 466-6336.



This Questions and Answers Pamphlet is neither an offer to sell nor a solicitation of an offer to buy securities. The Offering is made only by the Prospectus. The shares of Common Stock are not bank deposits, are not obligations of, or guaranteed by the Company or Bank, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, and involve investment risk, including the possible loss of principal. Copies of the Prospectus may be obtained by calling (412) 466- 6336. See the "Risk Factors" section of the Prospectus beginning on page 1 for a discussion of certain matters that should be considered carefully by prospective purchasers of the Common Stock.